EXHIBIT 4(c)(2)

Amendment No. 2 to Rights Agreement

Amendment, dated as of February 26, 1996, to the Rights Agreement, dated as of August 6, 1991, as amended February 16, 1993 (the "Rights Agreement"), between Wellman, Inc., a Delaware corporation (the "Company"), and Continental Stock Transfer & Trust Company of New Jersey, a New York corporation(the "Rights Agent").

Pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 27 thereof. All acts and things necessary to make this Amendment a valid agreement, enforceable according to its terms, have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

In consideration of the foregoing and the mutual agreements set forth herein, the parties hereto agree as follows:

I	The definition of "Acquiring Person" in Section 1(b) of the Rights Agreement is hereby amended by replacing the amount "15%" in each place where it appears with the amount "20%".
II	Section 3(a) of the Rights Agreement is hereby amended by replacing the amount "15%" where it appears with the amount "20%".
III

This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

IV

This Amendment may be executed in any number of counterparts, each of which shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

V	Terms not defined herein shall, unless the context otherwise requires, have the meanings assigned to such terms in the Rights Agreement.
VI

In all respects not inconsistent with the terms and provisions of this Amendment, the Rights Agreement is hereby ratified, adopted, approved and confirmed. In executing and delivering this Amendment, the Rights Agent shall be entitled to all the privileges and immunities afforded to the Rights Agent under the terms and conditions of the Rights Agreement.

VII

If any term, provision, covenant or restriction on this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment, and of the Rights Agreement, shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

WELLMAN, INC. /s/ Keith R. Philips By: Keith R. Philips Chief Financial Officer
CONTINENTAL STOCK & TRANSFER TRUST COMPANY OF NEW JERSEY /s/ William F. Seegraber By: William F. Seegraber Vice President